Securities and Exchange Commission
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No._)*

River Valley Bancorp

(Name of Issuer)

Common Stock

(Title of Class of Securities)

768475105

(CUSIP Number)

Thomas Davee, 215 West Main Street, Madison, IN  47250;  telephone: 812-265-2965

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 768475105
(1) Names of reporting persons.		Thomas M. Davee
	(2) Check the appropriate box if a member of a group	(a) ☐
	(see instructions)	(b) ☐
	(3) SEC use only
	(4) Source of funds (see instructions)	PF
	(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
	(6) Citizenship or place of organization	U.S.A.
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power	727
	(8) Shared voting power	138,023
	(9) Sole dispositive power	727
	(10) Shared dispositive power	138,023
	(11) Aggregate amount beneficially owned by each reporting person	138,023
	(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
	(13) Percent of class represented by amount in Row (11)	8.5%
	(14) Type of reporting person (see instructions)	IN

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CUSIP No. 768475105
(1) Names of reporting persons.		Mary E. Davee
	(2) Check the appropriate box if a member of a group	(a) ☐
	(see instructions)	(b) ☐
	(3) SEC use only
	(4) Source of funds (see instructions)	PF
	(5) Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
	(6) Citizenship or place of organization	U.S.A.
Number of shares beneficially owned by each reporting person with:	(7) Sole voting power	0
	(8) Shared voting power	138,023
	(9) Sole dispositive power	0
	(10) Shared dispositive power	138,023
	(11) Aggregate amount beneficially owned by each reporting person	138,023
	(12) Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
	(13) Percent of class represented by amount in Row (11)	8.4%
	(14) Type of reporting person (see instructions)	IN

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Item 1. Security and Issuer.

This statement relates to Common Stock.  The issuer is River Valley Bancorp.  The address of the issuer’s principal executive offices is 430 Clifty Drive, Madison, IN  47250.

Item 2. Identity and Background.

(a) The names of the persons filing this statement are Thomas M. Davee and Mary E. Davee

(b) Their residence address is 430 Fairmount Drive, Madison, IN  47250

 (c) Thomas M. Davee:  principal occupation or employment is insurance and real estate; his employer is Maverick Insurance LLC, an insurance agency, 215 West Main Street, Madison, IN  47250

Mary E. Davee is not employed outside the home.

(d) During the last five years, neither of the persons filing this statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the persons filing this statement was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the persons filing this statement is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The reporting persons used personal funds (including funds in Thomas M. Davee’s IRA) to purchase shares of Common Stock and also purchased shares through a margin account.  The 1,500 shares of Common Stock purchased during the past 60 days were purchased through a margin account with E*Trade Financial (E*Trade Securities LLC).

Item 4. Purpose of Transaction.

The reporting persons acquired the shares for investment purposes.

The reporting persons may communicate with management, other shareholders and/or third parties to discuss ways to enhance shareholder value.  Topics could include, among others, the composition and compensation of River Valley Bancorp’s board of directors, the strategic plans of River Valley Bancorp, the benefits and costs of having shares registered under the Securities Exchange Act of 1934 and the provisions in River Valley Bancorp’s articles of incorporation that purport to prohibit the acquisition of, or offer to acquire, 10% of the Common Stock.  In such discussions, the reporting persons may suggest or take a position relating to one or more of the following:  the acquisition of additional shares or the disposition of shares of River Valley Bancorp; an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving River Valley Bancorp or its subsidiary; a sale or transfer of a material amount of assets of River Valley Bancorp or its subsidiary; a change in the present board of directors or management of River Valley Bancorp; a material change in the present capitalization, dividend policy, business or corporate structure of River Valley Bancorp; changes in River Valley Bancorp’s articles of incorporation or bylaws, including the elimination of provisions which may impede the acquisition of control of River Valley Bancorp; and causing the Common Stock of River Valley Bancorp to cease to be authorized to be quoted in an inter-dealer quotation system of a registered

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 national securities association or to become eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act or 1934.  One or more of the reporting persons also may submit a shareholder proposal regarding one or more of these matters at a shareholders’ meeting, or initiate a tender offer with respect to some or all of the Common Stock.

The reporting persons filing this Statement may decide, jointly or individually, to purchase additional shares of Common Stock.  In addition the reporting persons, jointly or individually, may dispose of any or all of the Common Stock beneficially owned by them in any manner permitted by applicable securities laws.

Except as set forth above, the reporting persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.  The reporting persons may, at any time, review or reconsider their position with respect to River Valley Bancorp and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

(a) Mary E. Davee beneficially owns a total of 138,023 shares or 8.4% of those outstanding.
     Thomas M. Davee beneficially owns a total of 138,750 shares, or 8.5% of those outstanding.

(b) The reporting persons share the power to vote and dispose of 138,023 shares and Thomas M. Davee has the sole power sole power to vote and dispose of 727 shares.

(c) During the past sixty days, the reporting persons purchased a total of 1,500 shares in open market transactions initiated through their margin account at E*Trade Financial.  Details of the transactions follow:

Date	Number of shares purchased	Price per share
February 19, 2008	300 shares of Common Stock	$17.0499
February 19, 2008	400 shares of Common Stock	$17.05
February 19, 2008	600 shares of Common Stock	$17.0467
March 13, 2008	200 shares of Common Stock	$15.00

 (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The reporting persons are married and jointly own 138,023 shares.  They share voting and dispositive power as to such shares.  The 138,023 shares held jointly by the reporting persons are held in broker margin accounts that have standard pledging and default provisions.  Thomas M. Davee owns 727 shares through his IRA.  The reporting persons do not have any other contracts, arrangements, understandings or relationships between themselves or with any other person with respect to securities of River Valley Bancorp.

Item 7. Material to be Filed as Exhibits.

Attached as Exhibit 1 is a copy of the written agreement relating to the filing of this joint Schedule 13D as required by Rule 13d–1(k).

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Signature. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date           4-14-08

Signature     /s/ Thomas M. Davee

Name/Title  Thomas M. Davee

Date           4-14-08

Signature    /s/ Mary Davee

Name/Title  Mary Davee

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention—Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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Exhibit 1

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of this Schedule 13D (including amendments thereto) with respect to shares of Common Stock of River Valley Bancorp.

Date: April 14, 2008

                 /s/ Thomas M. Davee
Thomas M. Davee

                  /s/ Mary Davee
Mary E. Davee

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